UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ROYAL ENERGY RESOURCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78026P 20 9

(CUSIP Number)

William L. Tuorto

E-Starts Money Co.

56 Broad Street, Suite 2

Charleston, SC 29401

(843) 900-7693

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78026P 20 9

1. Names of Reporting Person.

William L. Tuorto
2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
3. SEC Use Only

4. Source of Funds (See Instructions)

PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]
6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned By Each Reporting Person With:
	7.	Sole Voting Power – 8,049,876[1]

	8.	Shared Voting Power – N/A

	9.	Sole Dispositive Power – 8,049,876

	10.	Shared Dispositive Power – N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

8,049,876
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

92.4%
14. Type of Reporting Person (See Instructions)

IN

1 Includes 810,316 shares of common stock owned outright, and 7,188,560 shares of common stock owned by E-Starts Money Co., of which Mr. Tuorto is the owner. Mr. Tuorto’s beneficial ownership also includes 51,000 shares of Series A Preferred Stock, each of which is convertible into one share of common stock.

CUSIP No. 78026P 20 9

1. Names of Reporting Person.

E-Starts Money Co.
2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
3. SEC Use Only

4. Source of Funds (See Instructions)

WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6. Citizenship or Place of Organization
State of Delaware, United States

Number of Shares Beneficially Owned By Each Reporting Person With:
	7.	Sole Voting Power – 7,188,560

	8.	Shared Voting Power – N/A

	9.	Sole Dispositive Power – 7,188,560

	10.	Shared Dispositive Power – N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

7,188,560
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

83.0%
14. Type of Reporting Person (See Instructions)

CO

ITEM 1. SECURITY AND ISSUER

The Issuer is Royal Energy Resources, Inc. (the “Issuer”). Its principal executive offices are located at 56 Broad Street, Suite 2, Charleston, SC 29401. The class of equity securities to which this statement relates is the Issuer’s common stock.

ITEM 2. IDENTITY AND BACKGROUND

William L. Tuorto

(a)	Name: William L. Tuorto (“Tuorto”)

(b)	Residence or business address: 56 Broad Street, Suite 2, Charleston, SC 29401.

(c)	Present occupation or employment: Business consultant.

(d)	During the past five years, Tuorto has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Tuorto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Tuorto was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: USA

E-Starts Money Co.

(a)	Name: E-Starts Money Co. (“E-Starts” and with Tuorto, the “Reporting Persons”)

(b)	State of organization: Delaware

(c)	Address of its principal office, and principal business: 56 Broad Street, Suite 2, Charleston, SC 29401; investments.

(d)	During the past five years, E-Starts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, E-Starts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which E-Starts was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: N/A

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 6, 2015, E-Starts acquired 6,778,400 shares of common stock from Jacob Roth for $40,105 and 410,160 shares of common stock from Meir Leifer for $32,314. The funds used to purchase its interest in the Issuer were assets of the corporation acquired from its shareholders and lenders.

On March 6, 2015, Tuorto acquired 810,316 shares of common stock from Yitzhak Diamant for $63,839, and 51,000 shares of Series A Preferred Stock from Jacob Roth for $1,000. The funds used to purchase his interest in the Issuer were his personal assets.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired their interests in the Issuer for investment purposes and to assume control of the Issuer. In connection of the acquisition of their interests in the Issuer, the existing officers of the Issuer resigned and Tuorto was appointed as sole officer. Tuorto was also appointed to the board of directors, and the existing directors agreed to resign.

The Reporting Persons plan to cause the Issuer to enter into the following types of transactions:

1.	The acquisition of assets or businesses in the energy and natural resources fields;

2.	The addition of other persons to the board of directors and officers who are selected by the Reporting Persons;

3.	Changes to the capitalization of the Issuer in connection with capital raising transactions in order to effect acquisitions;

4.	The acquisition by the Reporting Persons and other persons of additional securities of the Issuer, or the disposition of securities of the Issuer.

Except as disclosed above, the Reporting Persons do not have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons beneficially owned:

(i) Tuorto directly owns 810,316 shares of common stock, and indirectly owns 7,188,560 shares of common stock through his ownership of E-Starts Money Co. Tuorto’s beneficial ownership also includes 51,000 shares of Series A Preferred Stock, each of which is convertible into one share of common stock. Mr. Tuorto’s total beneficial ownership is 92.4% of the outstanding common stock.

(ii) E-Starts owns 7,188,560 shares of common stock, which represents 83.0% of the outstanding common stock.

The percentages are based upon 8,664,609 shares of Common Stock outstanding on March 27, 2015.

(b) Tuorto has the sole power to vote and dispose of all shares described in subparagraph (a) above.

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:

On March 6, 2015, E-Starts acquired 6,778,400 shares of common stock from Jacob Roth for $40,105 and 410,160 shares of common stock from Meir Leifer for $32,314. The funds used to purchase its interest in the Issuer were assets of the corporation acquired from its shareholders and lenders.

On March 6, 2015, Tuorto acquired 810,316 shares of common stock from Yitzhak Diamant for $63,839, and 51,000 shares of Series A Preferred Stock from Jacob Roth for $1,000. The funds used to purchase his interest in the Issuer were his personal assets.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities: None.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

10.1	Stock Purchase Agreement between Jacob Roth and E-Starts Money Co. dated March 6, 2015

10.2	Stock Purchase Agreement between Meir Leifer and E-Starts Money Co. dated March 6, 2015

10.3	Stock Purchase Agreement between Yitzhak Diamant and William L. Tuorto dated March 6, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2015
Date

E-STARTS MONEY CO.

/s/ William L. Tuorto
Signature

William L. Tuorto, CEO
Name/Title

March 31, 2015
Date

/s/ William L. Tuorto
Signature

William L. Tuorto, Individually
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.